EXHIBIT 99.1
CHINA FINANCE ONLINE CO. LIMITED
AMENDED REPORT OF THE DIRECTORS
The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2008, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or through Company’s website at http://www.chinafinanceonline.com/investor/annual_rep.asp beginning May 22, 2009. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.
PRINCIPAL ACTIVITIES
The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entity are set out in note 1 to the Financial Statements.
RESULTS
The results of the Company and its subsidiaries for the year ended December 31, 2008 are set out in the consolidated income statement on page F-4 of the Financial Statements.
The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.
PROPERTY AND EQUIPMENT
Details of the movements during the year in property and equipment of the Company and its subsidiaries are set out in note 6 to the Financial Statements.
SHARE CAPITAL
In 2008, the Company issued 260,000 shares to Gainer Capital Inc in satisfaction of an option exercise commitment issued outside of the Company’s 2004 Stock Incentive Plan. The Company also issued share options to purchase 2,820,840 ordinary shares pursuant to the 2004 Stock Incentive Plan during 2008. Further, the Company issued and allotted 10,558,493 ordinary shares to selective employees pursuant to 2007 Equity Incentive Plan during 2007. Based on the Company’s operating performance during 2008, 8,658,048 shares and 4,329,024 shares were activated and vested, respectively, as of December 31,2008 pursuant to 2007 Equity Incentive Plan .Other than the foregoing, the Company did not issue any share capital in the year ended December 31, 2008.
DIRECTORS
The directors of the Company during 2008 and up to the date of this report were:
Mr. Zhao Zhiwei
Mr. Hugo Shong
Mr. Lee Kheng Nam
Mr. Wang Ling
Mr. Guo Fansheng

In accordance with Article 8 of the Company’s Articles of Association, all remaining directors retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.
MANAGEMENT CONTRACTS
No substantial contracts concerning the management and administration of the Company were entered into or existed during 2008.
ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES
As of March 31, 2009, the Company granted the directors options to purchase 2,660,000 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan, of which 280,800 shares were exercised by the directors. Details of directors’ share options at December 31, 2008 were as follows:

		Number of
		underlying
		shares under
		2004 Stock
Name of director	Capacity	Incentive Plan

Zhao Zhiwei	Director	1,600,000
Hugo Shong	Director	260,000
Lee Kheng Nam	Independent director	300,000
Guo Fansheng	Independent director	109,600
Wang Ling	Independent director	109,600
		2,379,200
Particulars of the Company’s 2007 performance-based equity incentive plan are set out in note 10 to the Financial Statements.
Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.
AUDITORS
A resolution will be proposed to the forthcoming Annual General Meeting of the Company to re-appoint Deloitte Touche Tohmatsu as auditors of the Company.
On behalf of the Board

/s/ Hugo Shong Hugo Shong
CHAIRMAN
June 1, 2009